CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Senior Notes Due 2014	$101,780,000	$11,816.66

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 729 to Registration Statement No. 333-156423 Dated March 22, 2011 Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES F
Floating Rate Senior Notes Due 2014

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2014 (the “notes”) prior to the maturity thereof.

The notes offered hereby constitute a further issuance of, and will be consolidated with, the $1,500,000,000 aggregate principal amount of Floating Rate Senior Notes Due 2014 issued by us on January 25, 2011 and the $850,000,000 aggregate principal amount of Floating Rate Senior Notes Due 2014 issued by us on February 4, 2011. The notes offered hereby will have the same CUSIP number as the previously issued Floating Rate Senior Notes Due 2014 and will trade interchangeably with the previously issued Floating Rate Senior Notes Due 2014 immediately upon settlement. Upon completion of the offering of the notes, the aggregate principal amount outstanding of the Floating Rate Senior Notes Due 2014 will be $2,450,000,000.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:
Maturity Date:
Settlement Date
(Original Issue Date):
Interest Accrual Date:
Issue Price:

Specified Currency:
Redemption Percentage
    at Maturity:
Base Rate:
Spread (Plus or Minus):
Index Maturity:
Index Currency:
Initial Interest Rate:

Interest Payment Period:

$100,000,000
January 24, 2014

March 25, 2011
January 25, 2011
101.78% plus accrued
interest from January 25, 2011
U.S. dollars

100%
LIBOR
1.60%
Three months
U.S. dollars
The Base Rate plus 1.60%  (determined
by the Calculation Agent on the
second London banking day prior to
January 25, 2011)
Quarterly

Interest Payment Dates:

Interest Reset Period:
Interest Reset Dates:
Interest Determination Dates:

Reporting Service:
Business Day:
Calculation Agent:

Minimum Denominations:

CUSIP:
ISIN:
Other Provisions:

Each January 24, April 24, July 24 and
October 24, commencing April 24, 2011
Quarterly
Each Interest Payment Date
The second London banking day
prior to each Interest Reset Date
Reuters (Page LIBOR01)
New York
The Bank of New York Mellon
(as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
$100,000 and integral multiples of $1,000 in excess thereof
61747WAE9
US61747WAE93
None

We describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY
LOOP CAPITAL MARKETS	THE WILLIAMS CAPITAL GROUP, L.P.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On March 22, 2011, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 101.53%, plus accrued interest, which we refer to as the “purchase price” for notes.  The purchase price for the notes equals the stated issue price of 101.78%, plus accrued interest, less a combined management and underwriting commission of 0.25% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$98,000,000
Loop Capital Markets LLC	1,000,000
The Williams Capital Group, L.P.	1,000,000
Total	$100,000,000

Morgan Stanley & Co. Incorporated is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with FINRA Rule 5121, Morgan Stanley & Co. Incorporated may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution, delivery and, with respect to the notes, authentication, of the Senior Debt Indenture and the notes and the validity, binding nature and enforceability of the Senior Debt Indenture and notes with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

PS-2